Exhibit 99.1

EXCERPT FROM CONFERENCE CALL

HELD ON APRIL 24, 2008, 5:00 P.M. EDT

Randy Gottfried:	…While we are very sensitive to investor concerns about adjusting the price on stock options, we do think that options are an important incentive for our employees to help grow our company’s value. Within the next couple of weeks we plan to file documents with the SEC to allow existing employees to tender underwater stock options and reissue them at the market closing price on the first business day after the tender period closes, although for somewhat fewer shares. We expect the process to take about one month. To be clear: no Section 16 officers or board members will participate in this exchange.…